U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the

Custody

of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-08839				Date examination completed: March 31, 2011

2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):☐

3.	Exact name of investment company as specified in registration statement: SPDR Series Trust

4.	Address of principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

SPDR® Series Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that SPDR® Series Trust (the “Trust”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2011. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2011 and with respect to agreement of security purchases and sales, for the period from February 28, 2011 (the date of our last examination), through March 31, 2011:

- Confirmation of all securities held by the Depository Trust Company, Federal Reserve Bank and International Depositories in book entry form, at an omnibus level for the Custodian;

- Confirmation of all securities out for transfer with brokers, or other appropriate auditing procedures where replies from brokers were not received;

- Reconciliation of all securities between the books and records of the Trust and the Custodian, on a fund level;

- Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and Federal Reserve Bank and the books and records of the Custodian; and

- Reconciliation of a sample of securities between the books and records of the Trust and the International Depositories at an omnibus level

- Agreement of a sample of security purchases and security sales or maturities since our last report from the books and records of the Trust to broker confirmations, or subsequent cash activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that SPDR® Series Trust complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2011, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SPDR® Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

January 18, 2012

Management Statement Regarding Compliance With Certain Provisions of the

Investment Company Act of 1940

January 18, 2012

We, as members of management of SPDR® Series Trust (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2011, and from February 28, 2011 through March 31, 2011.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2011, and from February 28, 2011 through March 31, 2011, with respect to securities reflected in the investment account of the Trust.

SPDR® Series Trust

/s/ Chad Hallett
Treasurer
January 18, 2012